Exhibit (a)(1)(F)

Welcome to the website for MEMC Electronic Materials, Inc.'s (“MEMC”) Stock Option Exchange Program!

The Exchange Offer allows eligible employees to voluntarily exchange their eligible stock options for fewer replacement stock options with a lower exercise price equal to the closing price of MEMC’s common stock on the first business day after the close of the Exchange Offer.

This website provides you with the offering materials describing the Exchange Offer and the election form needed to accept this offer. We are making this offer on the terms and subject to the conditions described in the Offer to Exchange document and election form.

To logon, please enter your Personal Identification Number (PIN) and temporary password. Your temporary password and Personal Identification Number (PIN) were provided by delivery to your place of work or mailed to you on or around July 17, 2012.

You are required to change your password if visiting the website for the first time. If you have misplaced or did not receive your password please send an e-mail to the following address StockAdmin@memc.com.

Personal Identification Number (PIN):	(Not Case Sensitive)

Password:	(Case Sensitive)

To change your password, fill in the fields below and then click “Update”. Note that your new password must be at least 8 characters long and contain at least 3 of the following: an upper case letter, a lower case letter, a number, or a special character.

Enter Personal Identification Number (PIN):
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Make My Election (Step 1 of 4)

If you decide to tender your Eligible Stock Options, which are identified below, for new stock options select the “Yes” choice in the “Elect to Exchange?” column.

If you do not want to tender one or more of your Eligible Stock Options for exchange, select the “No” choice in the “Elect to Exchange?” column for those particular stock options.

If you do not select the “Yes” choice with respect to any stock option award it will default to “No”. In that event, the Eligible Stock Option will not be exchanged.

You may not tender only a portion of an Eligible Stock Option.

TO BE EFFECTIVE, THIS ELECTION FORM MUST BE SUBMITTED BEFORE THE EXPIRATION DEADLINE OF 11:59 P.M., EST. ON AUGUST 17, 2012 (OR SUCH LATER DATE AS MAY APPLY IF THE EXCHANGE OFFER IS EXTENDED).

*Please note that MEMC will not issue any fractional new stock options. The amounts in the column “Replacement Options” have been rounded to the nearest whole stock options (with greater than or equal to 0.5 being rounded up).

Please be advised you cannot update your election(s) after the Exchange Offer expires at 11:59 P.M., EST, August 17, 2012 (or such later date as may apply if the Exchange Offer is extended). However, you may modify your election(s) at any time before the expiration of the Exchange Offer. Your final election(s) received before the expiration deadline of the Exchange Offer will supersede any previous election(s).

Click the “Continue” button below to proceed with your election.

Eligible Stock Options for Stock Option Exchange

Breakeven Calculator

At what stock price will the value of my eligible stock options equal the value of the replacement stock options?

Step 1: Select eligible Grant ID

Award price ($) of eligible stock options

Number of shares in eligible stock option

Enter potential new stock option price

Click to calculate breakeven

Exchange ratio based on eligible Grant ID selected in Step 1

Replacement stock options

Breakeven stock price

Would you like to consider the potential value of your eligible stock options and replacement stock options at a future, hypothetical stock price?

Step 2: Enter the hypothetical stock price to calculate potential values

Click to calculate values

If you do not exchange, the future value of your eligible stock options you currently hold at the hypothetical stock price you entered in Step 2 would be

If you do exchange, the future value of the replacement stock options at the hypothetical stock price you entered in Step 2 would be

Important Legal Notification: The Breakeven Calculator is not a financial or tax planning tool and information received using the Breakeven Calculator does not constitute a recommendation as to whether or not to participate in the Exchange Offer. The simulations are hypothetical and do not reflect your personal tax or financial circumstances. You should consult your tax, financial and legal advisors for advice related to your specific situation. Additionally, in the Breakeven Calculator MEMC makes no forecast or projection regarding the value of the stock options that will he granted in the Exchange Offer or as to the future market price of MEMC common shares which may increase or decrease. You are responsible for verifying the accuracy of any information that you enter into the Breakeven Calculator.

Review My Election (Step 2 of 4)

Below is a list of the elections you have made in respect to your eligible stock options.

Please be advised you cannot update your election(s) after the Exchange Offer expires at 11:59 P.M., EST, August 17 (or such later date as may apply if the Exchange Offer is extended). However, you may modify your election(s) at any time before the expiration of the Exchange Offer. Your final election(s) received before the expiration deadline of the Exchange Offer will supersede any previous election(s).

The eligible stock option grants that you have checked “Yes” in the table above will be surrendered for exchange in the Exchange Offer and will be subject to the terms and conditions provided in the Offer to Exchange document and related materials.

Click the “Continue” button below to proceed with your election.

Submit My Elections (Step 3 of 4)

Your new online stock option grant agreement will be available in your Charles Schwab Equity Award Account as soon as administratively possible following the new stock option award date.

Please be advised you cannot update your election(s) after the Exchange Offer expires at 11:59 P.M., EST, on August 17, 2012 (or such later date as may apply if the Exchange Offer is extended). However, you may modify your election(s) at any time before the expiration of the Exchange Offer. Your final election(s) received before the expiration deadline of the Exchange Offer will supersede any previous election(s).

If a work e-mail address is on file with MEMC Human Resources, an e-mail will be sent to the address provided below confirming your election after you select the “I Agree” button below. If a work e-mail is not on file, we strongly encourage you to print the “Print Confirmation” after selecting “I Agree”.

E-mail Address:                    @           .com

To complete and submit your election, you must click the “I Agree” button below and proceed to Step 4 of 4.

By clicking the “I agree” button below, you acknowledge your election is subject to the terms, conditions, and restrictions contained in the Offer to Exchange document and you acknowledge that you have read and understand the Terms of Election and that you agree to such Terms of Election.

Terms of Election

By electing to surrender my eligible stock options for exchange, I understand and agree to all of the following:

1.	I surrender to MEMC for exchange those eligible stock options specified in the table in “Review My Election (Step 2 to 4)” (the stock option grants marked “Yes”) and understand that, upon acceptance by MEMC, this online election form will constitute a binding agreement between MEMC and me, unless MEMC receives a subsequent valid withdrawal election with respect to such eligible stock options before the Exchange Offer expires.

2.	I understand that if I validly surrender eligible stock options for exchange, and such eligible stock options are accepted and cancelled, I will lose my rights to purchase any shares under such eligible stock options and I will receive in exchange fewer new stock options with a lower exercise price.

3.	I understand that any new stock options issued to me in the Exchange Offer will have a new two or three-year vesting schedule, depending on whether the eligible stock options surrendered for exchange were fully vested. The applicable vesting schedules are as follows:

a.	For eligible stock options that were fully vested at the time of the exchange, 50% of such new stock options will vest upon the 12-month anniversary of the new stock option grant date (expected to be the next business day after the expiration of the Exchange Offer), and the remaining 50% of such new stock options will vest upon the 24-month anniversary of the new stock option grant date so long as I continue to remain employed by MEMC or one of its subsidiaries during such period(s).

b.	For eligible stock options that were not fully vested at the time of the exchange, 33.33% of such new stock options will vest upon the 12-month anniversary of the new stock option grant date (expected to be the next business day after the expiration of the Exchange Offer), 33.33% of such new stock options will vest upon the 24-month anniversary of the new stock option grant date, and the remaining 33.34% of such new stock options will vest upon the 36-month anniversary of the new stock option grant date so long as I continue to remain employed by MEMC or one of its subsidiaries during such period(s).

4.	I understand that the exercise price for the new stock options will be equal to the closing price of MEMC common stock on the date the new stock options are granted as reported on the New York Stock Exchange (expected to be the next business day after the expiration of the Exchange Offer).

5.	I understand that the new stock options will be nonqualified stock options U.S. federal income tax purposes and will be subject to the terms and conditions of the MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan (the”2010 Plan”).
6.	I acknowledge that MEMC has encouraged me to consult with my own tax, financial and legal advisors as to the consequences of participating or not participating in the Exchange Offer.
7.	To remain eligible to surrender eligible stock options for exchange in the Exchange Offer, I understand that I must be employed by MEMC or one of its subsidiaries on the date the Exchange Offer commences and must remain employed by MEMC or one its subsidiaries through the date that new stock options are granted. I understand that I must also remain eligible to participate in the 2010 Plan through the date the new stock options are granted.

8.	I understand that nothing in the Exchange Offer or related documents should be construed to confer upon me the right to remain an employee of MEMC or one of its subsidiaries. The terms of my employment with MEMC or an applicable subsidiary remain unchanged. I understand that MEMC cannot guarantee or provide me with any assurance that I will not be subject to involuntary termination or that I will otherwise remain employed until the new stock option grant date or thereafter.

9.	I understand that in accordance with section 6 and 14 of the Offer to Exchange document, MEMC may extend, terminate, and/or amend the Exchange Offer. In any such event, I understand that any eligible stock options surrendered for exchange but not accepted by MEMC will remain in effect with their current terms and conditions.

10.	I understand that my election to participate in the Exchange Offer is entirely voluntary, and I am aware that I may withdraw my decision to surrender my eligible stock options at any time until the Exchange Offer expires. I understand that my election to surrender my eligible stock options will be irrevocable at 11:59 p.m., Eastern, on Friday, August 17, 2012, unless the Exchange Offer is extended.

11.	I hereby sell, assign and transfer of MEMC all right, title and interest in and to all of the eligible stock options that i am surrendering for exchange as specified in the table in “Review My Election (step 2 of 4)”.

12.	I understand that I must mark either the “Yes” or “No” box for each eligible stock option grant in the table in “Review My Election (step 2 of 4)” and that if I do not make an election for each stock option grant noted in the table in “Review My Election (step 2 of 4)”, the default with repect to that stock option award will be “No” and the eilgible stock option will not be exchanged.

13.	I hereby represent and warrant that I have full power and authority to elect to surrender the eligible stock options marked “Yes” in the table “Review My Election (step 2 to 4)” and that, when and to the extent such eligible stock options are accepted by MEMC, such eligible stock options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible stock options will not be subject to any adverse claims. Without limiting the foregoing, I hereby represent and warrant that either I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marrital property rights in the eligible stock options or new stock options, or my spouse or registered domestic partner has consented to and agreed to be bound by the election form. Upon request, I will execute and deliver any additional documents deemed by MEMC to be necessary or desirable to complete the exchange of the eligible stock options I am electing to exchange.

14.	I agree to all of the terms and conditions of the Exchange Offer.

By clicking the “I agree” button, you acknowledge your agreement to those “Terms of Election”.

Your new online stock option grant agreement will be available in your Charles Schwab Equity Award Account as soon as administratively possible following the new stock option award date.

Print Election Confirmation (Step 4 of 4)

Your election information has been recorded as follows:

Please be advised you cannot update your election(s) after the Exchange Offer expires at 11:59 P.M. EST, on August 17, 2012 (or such later date as may apply if the Exchange Offer is extended). However, you may modify your election(s) at any time before the expiration of the Exchange Offer. Your final election(s) received before the expiration deadline of the Exchange Offer will supersede any previous election(s).

If the election is "No" in the "Elect to Exchange?" column, then you will not receive any replacement options and your original options will remain outstanding.

Your new online stock option grant agreement will be available in your Charles Schwab Equity Award Account as soon as administratively possible following the new stock option award date.

PRINT THIS PAGE: By clicking the PRINT CONFIRMATION button below and save a copy for your records. This will serve as the Election Confirmation Statement in the event our system does not register your election or provide you with an e-mailed “Election Confirmation Statement” after your submission. If you do not receive a confirmation e-mail within 48 hours after your submission, please forward a copy of your printed Electronic Confirmation Statement via e-mail to StockAdmin@memc.com.

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2012 MEMC Stock Option Exchange Program - Election Confirmation

Your election has been recorded as follows:

Name:

Personal Identification

Number (PIN):

Gate:

If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.

If the election is "No” in the “Elect to Exchange?” column, then you will not receive any replacement options and your original options will remain outstanding.

Your new online stock option grant agreement will be available in your Charles Schwab Equity Award Account as soon as administratively possible following the new stock option award date.